UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)1

                              National Gaming Corp.
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                    636192106
                                 (Cusip Number)

                                 Daniel R. Tisch
                              Mentor Partners, L.P.
                                 500 Park Avenue
                            New York, New York 10022
                                 (212) 935-7640
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 20, 1995
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits,
should be filed with the commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.
--------
1The remainder of this cover page shall be filled out for a reporting persons's initial filing on this form with respect to the subject class of securities, and
for  any  subsequent   amendment   containing   information  which  would  alter
disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.).

                                Page 1 of 5 Pages

                                  SCHEDULE 13D



CUSIP No.       636192106          Page    2    of   5   Pages
         --------------------            -------    -----
--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
       Mentor Partners, L.P.  Employer I.D.# 06-126-0469
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)  |_|
                                                                 (b)   x
--------------------------------------------------------------------------------
   3   SEC USE ONLY
--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*

              WC
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                         |_|

--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
       State of Delaware
--------------------------------------------------------------------------------
                                 7      SOLE VOTING POWER
       NUMBER OF                        100,000

        SHARES     -------------------------------------------------------------

  BENEFICIALLY               8      SHARED VOTING POWER

       OWNED BY
                                                0
         EACH       ------------------------------------------------------------
                                 9      SOLE DISPOSITIVE POWER
       REPORTING                        100,000

        PERSON
                    ------------------------------------------------------------
         WITH                     10     SHARED DISPOSITIVE POWER

                                                0

--------------------------------------------------------------------------------
    11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             100,000
--------------------------------------------------------------------------------
    12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                        |_|
--------------------------------------------------------------------------------
    13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                 2.2%
--------------------------------------------------------------------------------
    14 TYPE OF REPORTING PERSON*
               PN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                Page 2 of 5 Pages

           This Amendment No. 1 amends the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on November 20, 1995 (the "Schedule 13D") by Mentor Partners, L.P., a Delaware limited partnership (the "Partnership"), relating to the to the Common Stock, par value $1.00 per share (the "Shares"), of National Gaming Corp., a Delaware corporation (the "Company"). Capitalized terms used and not defined herein shall have the meanings assigned such terms in the Schedule 13D.

           Item 5.  Interest in Securities of the Issuer.
           The information set forth in Item 5 ("Interest in
Securities of the Issuer") of the Schedule 13D is hereby amended and supplemented by adding the following information to the respective paragraphs thereof.
           (a) As of the close of business on December 20, 1995, the Partnership beneficially owns an aggregate of 100,000 Shares (which is approximately 2.2% of the 4,639,370 Shares outstanding on June 30, 1995 as reported in the Company's most recent filing with the Securities and Exchange Commission).
           (c) Transactions in the Shares in the past 60 days by the Partnership are set forth on Schedule A attached hereto and hereby incorporated herein by reference. Except for such transactions, no other transactions in the Shares have been effected during the past sixty days by the Partnership or, to its best knowledge, any Control Person.

                                                     SIGNATURE

                          Page 3 of 5 Pages

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
           Dated:  December 20, 1995

MENTOR PARTNERS, L.P.
By:         /s/ Daniel R. Tisch
  Daniel R. Tisch
  Authorized Signature


                            Page 4 of 5 Pages

                                    EXHIBIT A

                 Purchases or Sales of Shares by the Partnership
                           During the Past Sixty Days
                  ---------------------------------------------


 Date of              Number of   Aggregate   Price Per  Transaction
Transacton             Shares      Price       Share        Type

November 9, 1995      36,600     323,221.92     8.831      Purchase

November 14,1995       8,000      70,240.00     8.780      Purchase

December 20, 1995     154,600  1,717,750.00    11.111        Sale




 All Shares were purchased in transactins on the Nasdaq National Market.



                             Page 5 of 5 Pages